[Goodwin Procter LLP Letterhead]

April 29, 2015

BY EDGAR AND OVERNIGHT MAIL

Ms. Tiffany Piland Posil

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                        The Macerich Company

Preliminary Proxy Statement on Schedule 14A

Filed April 21, 2015

File No. 001-12504

Dear Ms. Posil:

This letter is submitted on behalf of The Macerich Company (the “Company” or “we”) in response to comments from the staff of the Office of Mergers and Acquisitions of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 24, 2015 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-12504) filed with the Commission on April 21, 2015 (the “Preliminary Proxy Statement”).  The Company is concurrently filing an amended Preliminary Proxy Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Preliminary Proxy Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to the Amended Submission.  Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Tiffany Piland Posil

Office of Mergers and Acquisitions

Division of Corporation Finance

April 29, 2015

General

1.                                    Please clearly mark your form of proxy as preliminary.  See Rule 14a-6(e)(1).

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the form of proxy attached to the Amended Submission to clearly mark that it is preliminary.

2.                                    In the forefront of your proxy statement, please discuss the potential consequences of the pending litigation involving the submission of nominees of Land and Buildings, including if Land and Buildings prevails.  In doing so, please discuss how the company intends to treat votes submitted by Orange Capital and Land and Buildings pursuant to proxy authority granted by shareholders using the gold proxy card.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page i of the Amended Submission.

What vote is required to approve each matter? Page 5

3.                                    Disclosure indicates that brokers may exercise discretionary authority to vote on Proposal 2 in the absence of voting instructions.  It is our understanding that in a contested election a broker does not have a discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please provide support for your assertion, or revise your disclosure as necessary.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended Submission.

Proposal 1: Election of Class I Directors, page 6

4.                                    Disclosure indicates that “[v]otes for the purported nominees named on the [  ] proxy card will not be recognized at our Annual Meeting.”  Please revise to clarify whether votes for the Land and Buildings’ nominees will be recognized if the Baltimore City Circuit Court denies the declaratory relief sought by the company or otherwise finds in favor of Land and Buildings regarding its lawsuit.

Ms. Tiffany Piland Posil

Office of Mergers and Acquisitions

Division of Corporation Finance

April 29, 2015

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Submission.

5.                                    Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response to Comment No. 5

The Company confirms that, in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, it will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the amended proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Solicitation of Proxies, page 75

6.                                    Please provide the information required by Item 4(b)(3)(iii) and 4(b)(4) of Schedule 14A.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Submission.

Annex A -- Information Regarding Participants

7.                                    Please revise to clarify the amount of each class of securities which the participant owns of record but not beneficially.  See Item 5(b)(1)(v) of Schedule 14A.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on Annex A to the Amended Submission.

Ms. Tiffany Piland Posil

Office of Mergers and Acquisitions

Division of Corporation Finance

April 29, 2015

8.                              Please provide the information required by Item 5(b)(vi) of Schedule 14A.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure on Annex A to the Amended Submission.

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Ms. Tiffany Piland Posil

Office of Mergers and Acquisitions

Division of Corporation Finance

April 29, 2015

The Company respectfully believes that the proposed revisions to the Preliminary Proxy Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1531 or John T. Haggerty of Goodwin Procter LLP at (617) 570-1526.

Sincerely,

/s/ Ettore A. Santucci

Ettore A. Santucci

cc:	Thomas J. Leanse
The Macerich Company
Richard Brand
Kirkland and Ellis
John T. Haggerty
Goodwin Procter LLP